Exhibit 99.96

Skeena to Acquire 100% of Eskay Creek

Vancouver, BC (July 6, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) has signed a binding term sheet with Barrick Gold Corporation’s wholly-owned subsidiary, Barrick Gold Inc. (“Barrick”), defining the terms pursuant to which Skeena will exercise its option to acquire 100% of the Eskay Creek gold-silver project (“Eskay Creek” or the “Project”) located in the Golden Triangle of northwest British Columbia, Canada. In addition, Barrick has agreed to waive its back-in right on Eskay Creek. As a result of this transaction, Barrick will become a significant shareholder in Skeena.

Skeena’s CEO, Walter Coles Jr. commented, “Skeena is honoured to have Barrick as a significant shareholder as we endeavor to revitalize Eskay Creek, the former highest-grade, past-producing gold mine in the world. The recent improvements to infrastructure in the Golden Triangle offer us an opportunity to potentially reopen closed mines and contribute to the economic development of communities in northern Canada. Gaining 100% ownership and operatorship of Eskay Creek is an important milestone in the evolution of our Company. Skeena is well financed with almost C$50 million of cash and we continue to believe there are meaningful opportunities to increase the grade and size of this project with aggressive exploration drilling.”

Barrick President and Chief Executive Mark Bristow said that following the merger with Randgold and the creation of NGM, which intensified its focus on Tier One and strategic assets, the group had continued to look for ways to bring its other assets to account.

“The Skeena team has done a great job on its evaluation of Eskay Creek and this is another good example of a transaction that delivers a value creating opportunity for all stakeholders,” he said.

Under this binding agreement, Skeena and Barrick have agreed to amend the terms of the original option agreement. Skeena will now acquire a 100% ownership interest in Eskay Creek in consideration for:

•	The issuance to Barrick of 22.5 million units, with each unit comprised of one common share of Skeena and a non-transferrable half warrant. The exercise price of the non-transferrable full warrant of C$2.70 is approximately a 60% premium to the 20-day VWAP and a 35% premium to the closing price of the shares on July 3, 2020; and

•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of C$17.5 million; and

•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of C$15 million.

It is expected that Barrick will own approximately 12.4% of Skeena’s shares outstanding after closing, including existing shares held. If Barrick were to exercise the warrants, its ownership of Skeena would increase to 17.2% on a partially diluted basis and Skeena would receive cash proceeds of C$30.4 million. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena will not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings. Furthermore, Barrick will have a right to appoint a Director to the Board of Skeena.

The binding term sheet is subject to completion of a definitive agreement within 30 days. Closing of the transaction is expected to follow within the fourth quarter of 2020, subject to customary conditions, including certain government approvals and the approval of the TSX Venture Exchange. Skeena has provided Barrick with anti-dilution protection for a period of four months following the execution of the binding term sheet.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.